United States Securities and Exchange Commission

Washington, D.C. 20549

Notice of Exempt Solicitation

Pursuant to Rule 14a-103

Name of the Registrant: Lockheed Martin Corporation

Name of persons relying on exemption: The Sisters of Charity of Elizabeth, NJ, School Sisters of Notre Dame Cooperative Investment Fund, and Sisters of St. Francis of Philadelphia

Address of persons relying on exemption: Investor Advocates for Social Justice, 40 S Fullerton

Ave Montclair, NJ 07042

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

The proponents urge you to vote FOR Proposal 5: Stockholder Proposal to Issue a Human Rights Impact Assessment Report at the Lockheed Martin Annual Meeting of Shareholders on April 21, 2022.

40 S Fullerton Ave, Montclair, NJ 07042 ◊ 973-509-8800 ◊ info@iasj.org ◊ www.iasj.org

Summary of the Proposal

The proposal requests that Lockheed Martin publish a report with the results of human rights impact assessments examining the actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas or violating international law.

Proponent Rationale for Engagement

The three proponents of this proposal are Catholic institutional investors, who have dedicated their lives and missions to advancing justice and peace. The proponents hold the belief that through engagement with portfolio companies, they can further align their resources to fulfill their mission to support systemic change. At the time of this exempt solicitation filing, Russia’s war in Ukraine intensifies, with thousands of civilian casualties, growing accusations of war crimes, rising threats of nuclear conflict, and global economic consequences.i Ongoing conflicts in Israel-Palestine and Yemen continue to perpetuate major humanitarian crises. Lockheed Martin’s President and CEO, Jim Taiclet, was criticized for remarks on a January 2022 earnings call which appeared to frame such devastating conflicts as a growth opportunity, as Lockheed Martin seeks to profit from arms shipments of Javelin missiles to Ukraine.ii As society grapples with so much violence, this proposal is offered to frame the question on the purpose of the Company and whether there could be a path forward that promotes peace. The proponents assert that there is a clear moral responsibility for companies and investors to acknowledge the direct role the defense industry plays in perpetuating human rights harms in war and conflict, and that all actors must contribute to appropriate remedies. The most severe human rights impacts of the defense sector are irremediable and result in the loss of life. The proponents therefore offer this proposal - supported by strong legal and financial risk arguments - to Lockheed Martin and its shareholders as an invitation to deeply examine the business model in the context of its human rights responsibilities, so that leadership and vision be advanced to reduce the company’s business activities that cause death and destruction, and that Lockheed Martin may instead have a purpose to contribute to a more positive vision for society. In 2021, 32.2% of Lockheed Martin shares were voted in support of a Human Rights Disclosure proposal filed by the same proponents, and this year’s proposal takes this engagement a step further by moving from a disclosure request on due diligence processes to the results of human rights impact assessments.

Background on Human Rights Impact Assessments (HRIAs)

An HRIA is a tool to help companies meet their human rights responsibilities under the UN Guiding Principles on Business and Human Rights (UNGPs). Lockheed Martin recognizes the importance of this concept, asserting that “respect for human rights is an essential element of being a good corporate citizen and the long-term success of the company,” though it faces continuous allegations of failure to meet its human rights responsibilities. HRIAs help companies to identify, understand, assess, and address adverse human rights impacts of company operations and provide investors with better disclosure on where human rights risks are present and how the company is addressing them.iii Lockheed Martin’s current disclosure, policies, and frameworks do not equate to an HRIA.

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Support for this proposal is warranted and in the best interest of shareholders because:

1.	Lockheed Martin’s actual and potential human rights impacts resulting from the use of its weapons and defense technologies are severe and warrant a dedicated human rights impact assessment (HRIA);
2.	Failure to meaningfully assess the Company’s human rights impacts may expose Lockheed Martin to material risks, including negative legal, financial, and reputational risks;
3.	The Company’s existing human rights report, policies and practices are not responsive to the proposal’s request for an HRIA; and
4.	Compliance with US law alone does not fulfill Lockheed Martin’s human rights responsibilities, which are global in scope and must be accountable to international human rights and humanitarian laws and standards.

Arguments in Favor of the Human Rights Impact Assessment Proposal

1.	Lockheed Martin’s actual and potential human rights impacts resulting from the use of its weapons and defense technologies are severe, and the Company is not meeting its human rights responsibilities under international law.

Lockheed Martin is the world’s largest defense contractor, doing business with over 50 countries and connected to a wide array of weapons and defense technologies.iv By the very nature of its business, Lockheed Martin is exposed to risks of serious human rights violations, and should be conducting HRIAs to ensure that it is meeting its human rights responsibilities. The UNGPs constitute the global authoritative framework outlining the roles and responsibilities of states and companies with respect to human rights and state that “the responsibility to respect human rights is a global standard of expected conduct for all business enterprises wherever they operate.” Prominent human rights organizations have recorded indiscriminatory use of Lockheed Martin weaponry against civilians, and specifically children, consistently over time.v A 2019 report published by Amnesty International found that Lockheed Martin, along with other companies in the defense industry, is failing to meet its human rights responsibilities under the UNGPs.vi

Lockheed Martin’s business poses actual and potential risks to rights to life, liberty and personal security, privacy, non-discrimination, and peaceful assembly and association. In the past few years, Lockheed Martin has exported military goods to at least 12 states which are engaged in armed conflict, have a record of human rights violations, or are at risk of corruption and fragility.vii For example, Lockheed Martin has held longstanding relationships with Saudi Arabia, and is currently supporting more than $28 billion in integrated air and missile defense, combat ships, tactical aircraft, and other programs.viii In June 2016, civil society groups filed a complaint with the U.S. National Contact Point for Responsible Business Conduct against Lockheed Martin for failing to carry out human rights due diligence in relation to supplying military equipment to Saudi Arabia for use in Yemen, in violation of the OECD Guidelines.ix Gross human rights violations, including war crimes, have been committed throughout the conflict,x and Lockheed Martin has been named as an integral company in supplying arms and services to the Saudi Arabia/UAE-led coalition.xi Lockheed Martin weaponry was notably linked to a widely condemned school bus attack in 2018 that resulted in the deaths of dozens of children.xii

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Similarly, Lockheed Martin has provided weaponry such as F-16 fighter jets, Longbow Hellfire missiles, and AH-64 Apache Longbow helicopter parts to the Israeli military, whose occupation of Palestine has displaced over 1 million peoplexiii and is recognized by the UN as an apartheid.xiv This occupation and apartheid has been connected to “inhumane acts, arbitrary and extra-judicial killings, torture, the denial of fundamental rights, an abysmal child mortality rate, collective punishment, an abusive military court system, and home demolitions,” and is being investigated for crimes against humanity.xv Lockheed Martin weapons have been used repeatedly by the Israeli military on densely populated civilian areas, resulting in thousands of civilian casualties, large groups of them children, potentially amounting to war crimes.xvi Lockheed Martin played a critical role in the May 2021 attacks on Gaza, where apparent war crimes were committed, including the deaths of at least 129 civilians, of whom 66 were children.xvii

In the U.S., Lockheed Martin has held several contracts amounting to over $4.8 billion with U.S. Customs and Border Protection to surveil the U.S.-Mexico border, presenting serious risks to privacy and asylum rights, and exposing the Company to legal and reputational risk.xviii Border surveillance contracts included “reconnaissance aircraft, aircraft maintenance and logistics support, data processing services and surveillance and communications technologies in the Southeast Texas region.”xix

2.	Failure to meaningfully assess the Company’s human rights impacts may expose Lockheed Martin to material risks, including negative legal, financial, and reputational risks.

Lockheed Martin is exposed to legal, financial, reputational, and regulatory risks if it does not meet its human rights responsibilities. Many of Lockheed Martin’s core business areas are connected to include controversial weapons or foreign sales that expose the Company to legal risks pending potential regulatory developments. For example, Lockheed Martin develops and sells unmanned aerial vehicles that are subject to significant scrutiny and potential regulation on the use of autonomous weapons.xx Furthermore, the Biden administration ended U.S. support for Saudi-led offensive in Yemen, citing human rights violations.xxi A temporary freeze on arms sales and potential future restrictions threaten Lockheed Martin’s contract for up to 50 F-35 fifth-generation stealth fighters, as well as sales of armed drones.xxii Had Lockheed Martin proactively assessed the human rights risks associated with these areas of business and determined not to pursue contracts, its business model would be more resilient to increasing national and international standards.

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Lockheed Martin’s business is also connected to controversial weapons that are illegal under international law and pose legal, reputational, and regulatory risk to the Company and its investors. The Company is connected to $40 billion in contracts related to nuclear weapons.xxiii Russia’s invasion of Ukraine and nuclear threats place our world at a higher risk of nuclear detonation than during the Cold War.xxiv The Treaty on the Prohibition of Nuclear Weapons (TPNW), which entered into force in January 2021, explicitly prohibits development, testing, production, manufacture and stockpiling of nuclear weapons or other nuclear explosive devices, as well as any assistance with those prohibited acts.xxv There are currently 86 signatories to the TPNW and 60 states have ratified or acceded to the Treaty.xxvi Companies may also be required to demonstrate that they are not conducting prohibited activities in jurisdictions that ratified the Treaty, a potentially costly endeavor. In addition to this, the TPNW serves as an important milestone in the development of the norm against nuclear weapons, and can influence the behavior of states not party, as evidenced by other weapons prohibition treaties. For example, since the entry into force of the Convention on Cluster Munitions (CCM) in 2010 and the Mine Ban Treaty (MBT) in 1999, production of the prohibited weapons among states parties and states not party has nearly ceased.xxvii Companies like Textron and Orbital ATK stopped producing cluster munitions in the United States, a state not party to the CMM, since the treaty’s entry into force.xxviii States not party to the MBT, like Egypt, adopted explicit policies against producing landmines after that treaty’s entry into force.xxix The TPNW has inspired financial institutions to actively exit financial relationships with nuclear weapon producers, including ABP, who in January 2018 announced an end to all financing relationshipsxxx, and KBC Group who announced their compliance with all provisions of the new instrument upon its entry into force in January 2021.xxxi Even though the U.S. has not signed on to the TPNW, Lockheed Martin is exposed to risks as pressure mounts for financial institutions to end relationships with companies, like Lockheed Martin, that are involved in the nuclear weapons industry. Over 90 financial institutions appear to have stopped funding activities to the nuclear weapons industry, and almost 60 financial institutions have adopted policies to prohibit lending to the nuclear weapons industry.xxxii Growing divestment pressure targeted at large funds, religious institutions, and universities limits the pool of potential shareholders, and may negatively impact Lockheed Martin’s access to capital.

3.	The Company’s existing policies and practices are unresponsive to the proposals request for an HRIA addressing adverse human rights impacts resulting from end use of high-risk products and services, including in conflict-affected areas.

The October 2021 Human Rights report and additional policies cited in Lockheed Martin’s opposition statement—the Good Corporate Citizenship and Respect for Human Rights Policy, Code of Ethics and Business Conduct, and Supplier Code of Conductxxxiii— are not responsive to the request of the proposal for the following reasons:

●	Lockheed Martin’s recent Human Rights report is responding to the 2021 proposal which requested disclosure on human rights due diligence processes, which does not address the proponent’s 2022 request for reporting on the results of a HRIA focused on end use of products, including in conflict-affected areas.
●	The focus of Lockheed Martin’s existing human rights disclosure omits the Company’s most severe human rights risks, which include civilian casualties in conflict-affected areas and nuclear weapons impacts.
●	Existing policies and disclosure on product use and sales are misaligned with respect for human rights, as it seemingly omits any assessment or acknowledgment of the Company’s environmental or social risks.

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●	The Company presents respecting human rights as an aspect of “corporate citizenship” rather than as a legal obligation or responsibility associated with doing business. By doing so it highlights the limitations of voluntary corporate initiatives.
●	Lockheed Martin has pursued areas of business, such as weapons sales to conflict-affected areas and the production of nuclear weapons, which clearly are inconsistent with its stated human rights commitments, suggesting these policies are not effectively incorporated in business decision-making around what contracts to take or pass.

Separate from Lockheed Martin’s three reports and publicly available policies named above, the Company also says it has a policy for ethical use of Artificial Intelligence (AI), however investors are unable to assess the contents of this policy or how it is implemented, given that it is not publicly available.

Lockheed Martin provides one page of supplemental human rights-related disclosure in its opposition statement, including information on governance and due diligence, however the disclosure provided again fails to address the specific human rights impacts of concern raised in the proposal.

The criteria Lockheed Martin provides for evaluating potential contracts lacks an analysis of human rights risks, and instead broadly covers values, strategic direction, reputation, and performance. For example, the Company says its human rights due diligence process is embedded within operations and business-decision making, whereas the process it describes solely focuses on the Company’s strategic direction, reputation, and financial performance. This process is misaligned with conducting human rights impact assessments, as it does not address the Company’s salient risks, including connection to civilian casualties in conflict-affected areas and nuclear weapons impact.

Lockheed Martin does not provide any evidence that it is conducting human rights impact assessments, which are critical to robust human rights due diligence. It instead cites routine anti-corruption audits and trade compliance programs. However, these are standard compliance procedures that lack a focus on salient human rights risks.

Based on the disclosure gaps identified above, it is clear that Lockheed Martin’s existing Human Rights Report, policies, and practices are not responsive to the proposal’s request for a Human Rights Impact Assessment to identify, assess, prevent, mitigate, and remedy actual and potential human rights impacts associated with high-risk products and services, including those in conflict-affected areas. Additional human rights due diligence disclosure is also warranted. Investor expectations for HRIAs, meaningful human rights disclosure, and support for mandatory due diligence regulations are both increasing.xxxiv This reporting helps investors assess whether companies are effectively identifying and managing material human rights risks, which is critical to long-term shareholder value creation.

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4.	Compliance with U.S. government regulations is not enough to fulfill human rights responsibilities.

Under the UNGPs, businesses have a responsibility to respect human rights that is separate and distinct from the state duty to protect human rights. As the world’s largest defense contractor, manufacturing weapons and defense technologies designed and used in war, Lockheed Martin has heightened human rights responsibilities. However, the Company fails to acknowledge this responsibility aligned with the UNGPs, providing policies and disclosure lacking analysis of its most salient human rights risks. While Lockheed Martin’s business model is dependent on U.S. government contracts and its business is heavily regulated by federal regulations for foreign arms sales, compliance with these laws does not prevent the Company from causing, contributing, or being directly linked to human rights abuses. For example, supporting U.S. national security or foreign policy objectives may lead Lockheed Martin to supply weapons to allies currently involved in conflicts that result in significant civilian casualties, which may violate international human rights and humanitarian law, of which Lockheed Martin may cause or contribute to. Following international human rights norms may be required when U.S. laws governing foreign arms sales do not effectively prevent human rights violations.

It is also misleading for defense companies like Lockheed Martin to say they are simply following the leadership of the U.S. government when the industry itself has a significant influence in government through its lobbying for increased military spending. Lockheed Martin reportedly spent over $14 million on lobbying in 2021 alone.xxxv The “revolving door” between the Pentagon and major defense contractors also demonstrates the blurred lines between the role of government and the private sector in influencing the U.S. foreign policy agenda.

While the U.S. government has its own process for vetting foreign military sales and direct commercial sales, Lockheed Martin should also have its own robust process for assessing human rights risks before bidding on contracts and on an ongoing basis. Lockheed Martin is under no obligation to bid on contracts that it deems to be misaligned with its human rights commitments, and the Company could proactively position its business model to be less reliant on the sale of high-risk products and services and doing business in conflict-affected areas. Again, Lockheed Martin’s disclosure on its human rights due diligence process surrounding product sale and use omits any reference to human rights, environmental, or social risks.

This calls into question Lockheed Martin’s corporate purpose and mission. When the Company’s business model is dependent on war and conflict to be profitable and the manufacture of deadly weapons is a core area of business, the Company is contributing to societal harm rather than good. Moving towards a corporate purpose that improves society and people’s lives will require a business model transformation, where the human rights policy is core to business strategy and decisions. This requires leadership, vision, and meaningful implementation of a commitment to respect human rights.

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Conclusion

Proponents encourage all Lockheed Martin shareholders to support Proposal 5: Stockholder Proposal to Issue a Human Rights Impact Assessment Report.

For more information, please contact: Jillianne Lyon, Senior Program Associate at Investor Advocates for Social Justice and representative Sisters of Charity of Elizabeth, NJ, School Sisters of Notre Dame Cooperative Investment Fund, and Sisters of St. Francis of Philadelphia, via email: jlyon@iasj.org or phone: 973-509-8800.

i https://inews.co.uk/news/world/threat-nuclear-conflict-russia-ukraine-higher-cold-war-paranoid-vladimir-putin-1502571

ii https://inthesetimes.com/article/ukraine-russia-raytheon-lockheed-martin-general-dynamics-weapons-industry ; https://www.fool.com/earnings/call-transcripts/2022/01/25/lockheed-martin-lmt-q4-2021-earnings-call-transcri/ ; https://www.lockheedmartin.com/en-us/products/javelin.html

iii https://www.humanrights.dk/tools/human-rights-impact-assessment-guidance-toolbox/introduction-human-rights-impact-assessment

iv https://www.lockheedmartin.com/en-us/who-we-are/international.html

v https://www.hrw.org/reports/2007/lebanon0907/lebanon0907web.pdf; https://www2.ohchr.org/english/bodies/hrcouncil/docs/12session/A-HRC-12-48.pdf

vi https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

vii https://www.dontbankonthebomb.com/wp-content/uploads/2019/05/2019_Producers-Report-FINAL.pdf

viii https://www.lockheedmartin.com/en-sa/index.html

ix https://complaints.oecdwatch.org/cases/Case_474

x https://www.amnesty.org/en/latest/news/2015/09/yemen-the-forgotten-war/

xi https://www.amnesty.org/en/latest/news/2019/09/arms-companies-failing-to-address-human-rights-risks/

xii https://www.paxforpeace.nl/media/files/mwatana-day-of-judgement.pdf ; https://www.hrw.org/news/2018/09/02/yemen-coalition-bus-bombing-apparent-war-crime

xiii https://investigate.afsc.org/company/lockheed-martin

xiv https://news.un.org/en/story/2022/03/1114702

xv https://news.un.org/en/story/2022/03/1114702 ; https://www.amnesty.org/en/latest/news/2022/02/israels-apartheid-against-palestinians-a-cruel-system-of-domination-and-a-crime-against-humanity/

xvi https://investigate.afsc.org/company/lockheed-martin

xvii https://www.afsc.org/resource/us-corporations-complicit-military-attacks-gaza ; https://www.hrw.org/news/2021/07/27/gaza-apparent-war-crimes-during-may-fighting#

xviii https://truthout.org/articles/biden-is-rejecting-trumps-border-wall-but-proposing-his-own-virtual-wall/ ; https://investigate.afsc.org/company/lockheed-martin

xix https://investigate.afsc.org/company/lockheed-martin

xx https://www.hrw.org/report/2020/08/10/stopping-killer-robots/country-positions-banning-fully-autonomous-weapons-and

xxi https://apnews.com/article/biden-end-support-saudi-offenseive-yemen-b68f58493dbfc530b9fcfdb80a13098f

xxii https://nationalinterest.org/feature/sanctions-showdown-what-will-saudi-arabia%E2%80%99s-crown-prince-do-179177

xxiii https://www.dontbankonthebomb.com/wp-content/uploads/2021/11/2021-Perilous-Profiteering_Final.pdf

xxiv https://inews.co.uk/news/world/threat-nuclear-conflict-russia-ukraine-higher-cold-war-paranoid-vladimir-putin-1502571

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xxv The full text of the Treaty on the Prohibition of Nuclear Weapons is available: http://undocs.org/A/CONF.229/2017/8

xxvi https://treaties.unoda.org/t/tpnw

xxvii Cluster Munitions Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/cluster-munition-monitor-2019/cluster-munitionban-policy.aspx; Landmine Monitor 2019, http://www.the-monitor.org/en-gb/reports/2019/landmine-monitor-2019/ban-policy.aspx.

xxviii Worldwide Investment in Cluster Munitions, PAX, December 2018, https://www.paxforpeace.nl/publications/allpublications/worldwide-investment-in-cluster-munitions-2018

xxix “Egypt: Mine Ban Policy,” Landmine and Cluster Munitions Monitor, 9 October 2018, http://www.the-monitor.org/engb/reports/2018/egypt/mine-ban-policy.aspx#ftn7 ; “United States: Mine Ban Policy,” Landmine and Cluster Munitions Monitor, 18 December 2019, http://www.the-monitor.org/en-gb/reports/2019/united-states/mine-banpolicy.aspx#:~:text=%5B13%5D%20The%202020%20Trump%20administration,countries

%20between%201969%20and%201992.

xxx “ABP Pension Fund excludes tobacco and nuclear weapons”, ABP, January 2018, https://www.abp.nl/english/press-releases/abp-pension-fund-excludes-tobacco-and-nuclear-weapons.aspx

xxxi “KBC nuclear arms policy fully in line with UN Treaty on Prohibition of Nuclear Weapons”, KBC Group, January 2021, https://www.kbc.com/content/dam/kbccom/doc/newsroom/pressreleases/2021/20210122_PB_VNverdrag_Kernwapens_ENG.pdf?fbclid=

IwAR310l3vmdVLa9ROnhlS-MEjBCScdWmqpMURs-WIZgXYmtQ98RREqNAdr60

xxxii https://www.dontbankonthebomb.com/policy-analysis-report-rejecting-risk/

xxxiii https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/sustainability/Lockheed_Martin_Human_Rights_Report_2020.pdf; https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/ethics/cps-021.pdf ; https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/ethics/ethics-code-of-conduct-2020.pdf ; https://www.lockheedmartin.com/content/dam/lockheed-martin/eo/documents/ethics/supplier-code.pdf

xxxiv https://investorsforhumanrights.org/sites/default/files/attachments/2020-04/The%20Investor%20Case%20for%20mHRDD%20-%20FINAL.pdf

xxxv https://www.opensecrets.org/federal-lobbying/clients/summary?id=D000000104

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